

March 11, 2015

Via E-mail
David I. Chemerow
Chief Financial Officer
Rentrak Corporation
7700 NE Ambassador Place
Portland, Oregon 97220

      Re: **Rentrak Corporation**
               Form 10-K for the Fiscal Year Ended March 31, 2014
               Filed June 6, 2014
               Form 10-Q for the Quarterly Period Ended December 31, 2014
               Filed February 5, 2015
               Form 8-K/A filed February 17, 2015
               File No. 000-15159

Dear Mr. Chemerow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loss to Adjusted EBITA Reconciliation, page 20

1.   We note your disclosure that you believe that Adjusted EBITDA is helpful as an indicator of the company's financial performance and capacity to operationally fund capital expenditures and working capital requirements. Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K. In this regard, we note that the description of the measure suggests its usefulness in part as a liquidity measure and the measure appears to exclude items that require cash settlement.

Results of Operations

Revenue, page 21

2.   In your discussion of revenue for the periods presented you refer to additions of new customers and increases in custom reporting projects. We further note that in recent earnings release calls and presentations you discuss certain non-financial metrics such as numbers of clients and markets. Please describe for us the key performance indicators management uses in managing your business and tell us what consideration was given to disclosing such measures in your MD&A. Refer to Section III.B of SEC Release 33-8350.

3.   We note that revenue increases in your various service lines are attributed to the addition of new clients and/or rate increases for existing clients. Please tell us what consideration was given to disclosing the extent to which revenue increases were attributed to increases in prices or to increases in the volume or amount of services being sold. Refer to Item 303(a)(3)(ii) of Regulation S-K. Also, wherever multiple factors are cited as the underlying drivers for changes in revenues or expenses, tell us what consideration was given to quantifying each factor. Refer to Section III.D of SEC Release 33-6835.

4.   Your revenue recognition policy disclosure describes differing patterns of revenue recognition among services provided. Please tell us what consideration was given to separately quantifying revenues recognized as subscriptions or proportionally over the contractual term and revenues that are recognized at delivery of service or information in order to enhance the overall financial disclosure and provide the context within which financial information should be analyzed. To the extent that there are significant period to period fluctuations in patterns of revenue recognition, tell us what consideration was given to discussing the underlying reasons for such fluctuations or trends. Refer to Section III.B.4 of SEC Release 33-8350.

Cost of Revenue and Gross Margin, page 22

5.   On page 23 you disclose that the decline in gross margin in Fiscal 2013 was primarily due to a shift in mix of revenue as more revenue was generated from TV Everywhere, which has a lower gross margin than Movies Everywhere and OnDemand Everywhere. Please describe for us and tell us what consideration was given to discussing the impact on gross margin as a percentage of revenue attributable to the increase in the proportion of revenues generated from TV Everywhere in Fiscal 2014. Refer to Section III.B.4 of SEC Release 33-8350.

Liquidity and Capital Resources, page 25

6.   We note the significance of the net cash provided by operating activities of discontinued operations to operating cash flows. Please tell us what consideration was given to separately disclosing the impact of cash flows from discontinued operations and the expected impact on your future cash flows from discontinued operations. Refer to Section III.B.3 and IV.B of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 40

7.   Your disclose that TPE is generally not available because your service offerings are highly differentiated and you are unable to obtain reliable information on the pricing practices of your competitors. In light of your highly differentiated service offerings, please describe for us how you determine that each element in your multiple element arrangements has stand-alone value. Refer to ASC 605-25-25-5.

Note 17. Business Segments and Enterprise-Wide Disclosures, page 57

8.   We note that as a result of your plan to divest the PPT business you operate in a single business segment. We further note your discussion of different lines of business and your disclosure on page 23 that TV Everywhere has a lower gross margin than Movies Everywhere or OnDemand Everywhere. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and lines of business:

- Describe for us the company's internal management reporting process, including organization and reporting structure;
- Identify the company's chief operating decision maker ("CODM") and describe the basis for this determination;
- Identify any segment managers and describe their responsibilities;
- Describe how budgets are developed and resources are allocated throughout your organization;
- Describe how performance of the different lines of businesses is evaluated;
- Describe how performance of senior managers within the different lines of business is evaluated, including consideration of compensation and performance bonuses;
- Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization; and

- Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment.

Form 10-Q for the Quarterly Period Ended December 31, 2014

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 6. Acquisition of Kantar Media's U.S. Based Television Measurement Assets, page 9

9. We note that in connection with the acquisition, you entered into a transition services agreement that provides certain services to you on a transitional basis. Please describe for us the key terms of this agreement and quantify amounts to be paid pursuant to the agreement.

Form 8-K/A filed February 17, 2015

Exhibit 99.1 Audited Statement of Assets to be Acquired and Liabilities to be Assumed

Notes to Abbreviated Financial Statements

Note 2. Basis of Presentation

Statement of Revenues and Direct Expenses, page 6

10. We refer you to our letter dated November 7, 2014. We note your disclosure that "certain overhead items such as human resources, finance, marketing, tax and treasury functions that are managed by WPP have not been allocated to the RPD Business in these financial statements." Please describe for us the nature of the excluded overhead costs and explain how each of these costs is not directly involved in the revenue producing activity of the RPD business.

11. We note your disclosure that "[c]ertain of these direct expenses such as rent have been allocated to the RPD business based on relative headcount." In our letter dated November 7, 2014 we indicated that the notes to the abbreviated statements should disclose the nature and amounts of allocated expenses and the allocation methodology. Please tell us what consideration was given to further describing the nature of and quantifying allocated expenses, to the extent material. In addition, tell us whether there were direct expenses allocated using a methodology other than relative headcount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Joyce Sweeney, Staff Accountant, at (202) 551-3449, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief